Attachment IV to the minutes of the Meeting of the Board of Directors of August 10, 2009 of Itaú Unibanco Holding S.A.

Itaú Unibanco Holding S.A.
(new corporate denomination of ITAÚ UNIBANCO BANCO MÚLTIPLO S.A.)

CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

INTERNAL CHARTER OF THE BOARD OF DIRECTORS

1.	CHARTER - This Internal Charter (“Charter”) shall govern the execution of the legal and statutory powers of the Board of Directors (“Board”) of Itaú Unibanco Holding S.A. (“Corporation”).

2.
COMPOSITION - The Board shall have at least 10 (ten) and at the most 14 (fourteen) members, it being incumbent on the General Stockholders’ Meeting which elected its members, to initially establish the number of members to comprise this body during each term of office.

2.1.
At the first meeting following the General Stockholders’ Meeting which elected the members, the Board shall choose from among its members, its Chairman and from 1 (one)  to 3 (three) Vice Chairmen. In the event of a vacancy, absence or incapacity, the Chairman shall be substituted by one of the Vice Chairmen.

2.2.	The composition of the Board shall be evaluated annually to ensure the complementary nature of the competencies of its members pursuant to item 10 below.

3.
BOARD COMMITTEES – In order to ensure the best contribution possible on the part of its Directors with respect to the various matters for which the Board has responsibility, the Board shall have the powers to approve the structure of the committees and sub-committees that shall report to it (“Committees”).

4.	ELECTION AND COMPOSITION OF THE COMMITTEES – At the same meeting pursuant to item 2.1 above, the members of the Committees already in existence shall be elected.

4.1.
At the Meeting of the Board of Directors of June 24, 2009, a new structure of Committees was approved which shall report to the Board as follows: (i) Audit Committee; (ii) Capital Risk Management Committee; (iii) Personnel Committee; (iv) Appointments and Corporate Governance Committee; and (v) Strategy Committee.

5.
FUNCTIONS OF THE BOARD AND THE CHAIRMAN OF THE BOARD – In general terms, the Board shall be responsible for defining the strategy of the Corporation and of its controlled companies, examining matters of material importance to the Corporation, and effectively supervising its management to the benefit of stockholder interests.

5.1.	The Board shall exercise the activities within its powers as established in the bylaws of the Corporation as approved in the General Stockholders Meeting.

5.2.
The Board shall establish the general guidance of the businesses of the Corporation, being responsible for considering matters included in the meetings’ agenda, as decided by the Chairman of the Board, after receiving suggestions from the other board members and the President of the Executive Board.

5.3.
Without derogating from the legal and statutory requirements, the Board shall have as its purpose, in the election of the Executive Board of the Corporation and of its controlled companies, where applicable, the composition of teams of officers aligned to the values of the Corporation, and with the ability to reconcile in a harmonious manner, the interests of the stockholders, managers and employees, as well as the company’s social and environmental responsibilities in accordance with the legislation and ethical standards.

5.4.
The Chairman of the Board shall be the supreme representative of the interests of all the stockholders, promoting performance, ethics and corporate values. It is incumbent upon the Chairman of the Board in general lines (i)  to coordinate the activities of the Board, deciding the agenda and focusing discussions on the future and strategic questions; (ii) to ensure that the Directors receive necessary information for adopting resolutions in a satisfactory manner; (iii) to retain and share with Directors and members of the Committees current knowledge on challenges and opportunities  related to the global financial market; (iv) to guarantee that the performance of the Board, of the Directors and members of the Committees are evaluated with the purpose of improving  execution of their functions on a continuous basis; (v) to facilitate the interaction of the members of the Board, counseling them on the resolution of conflicts; (vi) on the basis of the recommendations of the Appointments and Corporate Governance Committee, execute the board members’ succession plan.

6.	MEETINGS - The Board shall hold ordinary meetings 8 (eight) times annually to be held according to the annual calendar set by its Chairman.

6.1.
It is incumbent on the Chairman of the Board, at his/her discretion, to convene extraordinary meetings, including when so proposed by any member of the Board (“Director”) or by the President of the Executive Board.

6.2.	For reasons of urgency, meetings may be held by means of conference call or video conference.

6.3.	Convening notices are waived for meetings where the full quorum of Directors is present.

6.4.
The Chairman may, at his/her own discretion or upon the request of any Director, as the case may be, invite to  the Board meetings any employees of the Corporation or its controlled companies, or respective outside consultants, to provide clarifications on matters pertaining to his/her responsibility or specialty.

6.5.	The Board shall seek, wherever possible, to reach decisions by consensus.

6.6.	Notwithstanding the provision in the preceding item, Board resolutions shall be adopted by an absolute majority of the votes of the Directors.

6.7.
The independent Directors may meet to examine specific matters of interest to the Corporation, such a meeting to be convened by the longest serving Director on the Board or, in the event of a tie, by the oldest Director, in either case, the said Director reporting to the Chairman of the Board on the matters discussed and eventual suggestions.

7.
AGENDA AND SUPPORTING DOCUMENTATION - Wherever possible, the Chairman shall send to members of the Board, supporting documents of the matters to be discussed together with the agenda of each meeting at least 5 (five) business days prior to the said meeting to allow each Director to become adequately conversant with these matters and prepare himself to collaborate to the full in the discussions.

7.1.
At the first ordinary meeting of each fiscal year, the President of the Executive Board shall inform the Board of the annual budget approved by the Executive Board, and, at the other ordinary meetings during the year, provide information on its execution.

7.2.
Having duly informed the Chairman of the Board, any Director may request information and clarifications from an Officer of the Corporation, on a matter affecting the Board’s prerogatives, as well as, if necessary, request an outside expert opinion, the cost of which to be borne by the Corporation, on a specific theme upon which it is incumbent on him to examine in his capacity as a member of the Board, passing on the information and documents obtained to the Chairman of the Board within the prior timeframe necessary to comply with the period pursuant to item 7 above.

8.
DUTIES – The members of the Board, in addition to complying with the legal duties inherent in the position, shall be guided in their conduct by the highest standards of ethical behavior and comply with good corporate governance practice in the Corporation.

8.1.	The Directors shall maintain any material information related to the Corporation rigorously confidential, if and while such has not been officially disclosed to the market.

9.	CONFLICT OF INTERESTS – The Directors shall conduct themselves in an impartial manner, the following rules applying for preventing cases of conflict of interests.

9.1.
Members of the Board may not participate in deliberations on matters where their interests conflict with those of the Corporation. It is incumbent on each member to inform the Board on a conflict of interest as soon as the matter is included in the agenda or proposed by the Chairman of the Board and, in any case, prior to the beginning of any discussion on each item.

9.2.
On the occasion of the first meeting following his election, the elected Director shall inform members of the Board: (a) the principal activities in which he is involved extraneous to the Corporation, (b) participation on boards of other companies, pursuant to the limit established in item 9.2.1 below; and (c) the commercial relationship with companies in the Itaú Unibanco Conglomerate, including cases where services are rendered to these companies. This information shall be provided annually and always when there is a new event which requires making current this type of information.

9.2.1.
The Directors may only sit on at the most, 4 (four) boards of directors of companies that do not belong to the same economic conglomerate.  The exercising of this function in philanthropic entities, clubs or associations shall be excluded for the purposes of this restriction. The said restriction may be exceeded upon approval from the Appointments and Governance Committee.

9.3.
Should a member of the Board or company controlled or governed by him execute an operation with companies in the Itaú Unibanco Conglomerate, the following rules must be complied with: (a) the operation must be concluded according to the prevailing market conditions; (b) if the operation is not a usual one or involves the rendering of services, reports by companies of undoubted reputation  shall be issued evidencing that the operation was concluded under prevailing market conditions; (c) the operation must be notified to the Appointments and Governance Committee; and (d) the operation shall be conducted through the customary and appropriate channels in the Itaú Unibanco Conglomerate hierarchy.

10.
ANNUAL EVALUATION – An evaluation of the Board, its Chairman and the Committees shall be undertaken on an annual basis as well as a self-evaluation of the Directors. The Appointments and Corporate Governance shall provide methodological and procedural support for the evaluation process.

11.
TECHNICAL AND ADMINISTRATIVE SUPPORT – The work of the Board, which shall be recorded in minutes, shall have the technical and administrative support of the executive body of the Corporation, including the support of the Economic Control and Legal areas.

12.	CONTINGENCIES NOT COVERED BY THE CHARTER – Contingencies not covered by this Charter shall be resolved by the Chairman, ad referendum of the Board.

13.	AMENDMENTS – This Charter may be amended by the Board, on the proposal of the Chairman or of any 3 (three) of its members.

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